425 MARKET STREET SAN FRANCISCO CALIFORNIA 94105-2482 TELEPHONE: 415.268.7000 FACSIMILE: 415.268.7522 WWW.MOFO.COM	morrison foerster llp beijing, berlin, brussels, denver, hong kong, london, los angeles, new york, northern virginia, palo alto, san diego, san francisco, shanghai, singapore, tokyo, washington, dc
December 6, 2018

VIA EDGAR

Russell Mancuso
Branch Chief
Office of Electronics and Machinery
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
SANUWAVE Health, Inc.
Amendment No. 7 to Registration Statement on Form S-1
Filed September 14, 2018
File No. 333-213774

Dear Mr. Mancuso:

On behalf of our client, SANUWAVE Health, Inc. (the “Company”), this letter responds to your letter, dated October 4, 2018 (the “Comment Letter”), regarding the above-referenced Amendment No. 7 to the Registration Statement on Form S-1 (the “Registration Statement”). Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) from the Comment Letter appearing in bold type.

December 6, 2018

Calculation of Registration Fee

1.
Please tell us whether any securities registered for resale by the previous registration statements mentioned in your response to prior comment 3 were sold. If any such securities were sold, clarify the basis for your conclusion that the related fee can be used to offset the fee for the pending registration statement.

The Company respectfully advises the Staff that, based on the Company’s records, 29,180,857 shares of the Company’s common stock, $0.001 par value per share (“Common Stock”), previously registered for resale under the Company’s Registration Statement on Form S-1, file no. 333-195263 (the “2014 Registration Statement”) or Registration Statement on Form S-1, file no. 333-208676 (the “2016 Registration Statement”) have been sold by the selling stockholders named in such previous registration statements.

The Company is submitting today by electronic submission Amendment No. 8 to the Company’s pending Registration Statement on Form S-1, file no. 333-213774 (“Amendment 8”). The fee table in Amendment 8 does not request a fee transfer pursuant to Rule 457(p) under the Securities Act of 1933, as amended (the “Securities Act”), for fees previously paid for the 2014 Registration Statement or 2016 Registration Statement. In addition, Amendment 8 removes from its disclosures and no longer registers the resale of shares of Common Stock that have already been resold by the selling stockholders. Amendment 8 solely registers for resale the following securities: (i) 2,574,626 share of Common Stock held by the selling stockholders, (ii) 55,540,587 shares of Common Stock issuable upon the exercise of certain warrants held by the selling stockholders, and (iii) 3,012,934 shares of Common Stock issuable upon exercise of certain warrants issued to the placement agents for the private placements described in Amendment 8. The 2,574,626 shares of Common Stock held by selling stockholders included in Amendment 8 represent shares of Common Stock that have not been resold by the selling stockholders and that have registration rights under registration rights agreements entered into between such selling stockholders and the Company, as disclosed on pages 27, 28, 29 and 30 of Amendment 8. The 55,540,587 shares of Common Stock issuable upon the exercise of certain warrants held by the selling stockholders and the 3,012,934 shares of Common Stock issuable upon exercise of certain warrants issued to the placement agents included in Amendment 8 represent shares of Common Stock underlying warrants that have not been exercised by the selling stockholders.

2.
We note the first sentence of the last paragraph of your response to prior comment 3. Please expand your response to (1) clarify how the September 2016 registration statement relies on Rule 457(p) with regard to the fee paid in the 2014 registration statement, and (2) tell us the purpose of filing post-effective amendments to deregister shares if the shares were previously deregistered.

The Company acknowledges the Staff’s comment with respect to the 2014 Registration Statement and confirms to the Staff that the September 2016 registration statement, file no. 333-213774, solely relies on Rule 457(p) with regard to the fees paid in the 2016 Registration Statement. With regard to the post-effective amendments to the 2016 Registration Statement filed on July 2, 2018 and September 14, 2018 to deregister shares, the Company now understands, based on further advice, that the Company’s reliance on Rule 457(p) in the September 2016 registration statement effected a de-registration of the shares and further recognizes that the post-effective amendments to the 2016 Registration Statement were duplicative.

3.
Fee transfers are not available from unsold shares that were deregistered before a new registration statement is filed. For guidance, see the Division of Corporation Finance’s Securities Act Rules Compliance and Disclosure interpretation 240.10 available on the Commission’s website. Please revise as appropriate.

The Company acknowledges the Staff’s comment and has revised the fee table in Amendment 8 to no longer request a fee transfer pursuant Rule 457(p) of the Securities Act for fees previously paid for the 2014 Registration Statement or 2016 Registration Statement.

December 6, 2018

2016 Equity Offering, page 28

4.
The last paragraph of your response to prior comment 3 appears to state that offers and sales of the shares underlying the units terminated in April 2016. Please provide us your analysis supporting your conclusions regarding whether the offer and sale of the units included an ongoing offering of the shares underlying the warrants. Cite in your response all authority on which you rely to support your conclusions regarding which securities underlying units and warrants registered for sale must also be registered for sale. We may have further comment on your response to prior comment 5 after you address this comment.

The Company acknowledges the Staff’s comment and confirms to the Staff that while the Company ceased offering and selling units on April 15, 2016, an ongoing offering of the shares underlying the warrants included as part of such units was deemed to be taking place under Staff guidance. Consistent with Question 103.04 of the Division of Corporation Finance’s Securities Act Rules Compliance and Disclosure Interpretations, because the warrants sold as part of the units and issued to the placement agent as compensation for the unit offering were exercisable for Common Stock within one year, an offering of both the overlying security and underlying security was deemed to be taking place. As a result, the offer and sale of the Common Stock underlying such warrants was also required to be registered.

While the 2016 Registration Statement did identify the shares underlying the warrants issued as part of the units offering and the shares underlying the warrants issued as compensation to the placement agent for the units offering in the registration fee table of the 2016 Registration Statement, the Company did not keep the information in the prospectus that was part of the 2016 Registration Statement current during all periods when such warrants were being exercised. The 2016 Registration Statement was declared effective on February 16, 2016, registering a primary offering of up to $4 million units of the Company, where each unit consisted of one share of common stock of the Company and one Class L warrant of the Company (the “2016 Equity Offering”), as well as a primary offering of up to $400,000 Class L warrants as compensation to the placement agent for the unit offering. The Company intended to register the units, the Common Stock included as part of the units, the warrants included as part of the units, and the Common Stock underlying such warrants, as well as the warrants issued to the placement agent as compensation for the 2016 Equity Offering and the Common Stock underlying the warrants issued to the placement agent. In particular, the 2016 Registration Statement disclosed the registration of each of these securities in several places, including: the fee table, which includes a line item for each security; the cover page of the prospectus; page 3 of the prospectus in the “About the Offering” section; and the legal opinion included as Exhibit 5.1 to the 2016 Registration Statement. The 2016 Registration Statement included financial statements for the years ended December 31, 2013 and 2014 and the nine months ended September 30, 2015. In accordance with the Staff’s guidance in Section 1220.6 of the Division of Corporation Finance’s Financial Reporting Manual, the prospectus in the 2016 Registration Statement was current only until November 11, 2016. Since that date, certain warrantholders, which the Company estimates represents fewer than 10 warrantholders, have exercised the warrants they were issued as part of the 2016 Equity Offering or as compensation for acting as the placement agent for the 2016 Equity Offering. The Company has added disclosure on pages 7 and 42 of Amendment 8 that the issuance of shares of Common Stock underlying certain of its warrants may have been in violation of the rules and regulations under the Securities Act and the interpretations of the SEC.

5.
Please reconcile the statement in your response to prior comment 5 that the shares underlying the warrants were not registered as part of the 2016 equity offering with your fee table in the related registration statement. Also, address the placement agent warrants sold as part of that transaction, and how the amount of such warrants sold is reconcilable to the amount deregistered.

The Company acknowledges to the Staff that although the fee table in the 2016 Registration Statement included a line item for the Common Stock underlying the Class L warrants, the Company did not include in that line item the fee payable based on the exercise price of $0.08 per share for the Class L warrants, which amount should have been allocated to such line item based on Section 240.05 of the Division’s Securities Act Rules Compliance and Disclosure Interpretations.

The fee table in the 2016 Registration Statement declared effective by the Staff on February 16, 2016 included the following line items allocating a total of $443.08 in filing fees paid for the 2016 Equity Offering and the warrants issued as compensation to the placement agent for the 2016 Equity Offering:

(a)
a line item for the units, where the Company allocated $402.80 of the fee based on a maximum aggregate offering price for such units of $4,000,000;

(b)
a line item for the Common Stock included as part of the units, where the Company allocated $0.00 of the fee;

(c)
a line item for the warrants included as part of the units, where the Company allocated $0.00 of the fee;

(d)
 a line item for the Common Stock underlying the warrants, where the Company allocated $0.00 of the fee;

(e)
a line item for the placement agent’s warrants to acquire Common Stock, where the Company allocated $40.28 of the fee based on a maximum aggregate offering price for such warrants of $400,000; and

(f)
a line item for the Common Stock issuable upon exercise of the placement agent’s warrants, where the Company allocated $0.00 of the fee.

December 6, 2018

Section 240.05 of the Division’s Securities Act Rules Compliance and Disclosure Interpretations provides that, when an issuer is registering units composed of common stock, common stock purchase warrants, and the common stock underlying the warrants, the registration fee is based on the offer price of the units and the exercise price of the warrants. The registration fee paid did include the fee based on the offer price of the units, allocated to the unit line item as noted in paragraph (a) above. The line item for the Common Stock underlying the warrants included as part of the units described in paragraph (d) above, however, should have included a fee amount based on the $0.08 per share exercise price of the warrants and not a $0.00 fee amount. In addition, Section 240.06 of the Division’s Securities Act Rules Compliance and Disclosure Interpretations provides that in connection with the simultaneous registration of warrants and the common stock underlying the warrants, the fee payable is based on the offer price plus the exercise price of the warrants and the entire fee is allocated to the common stock, and no separate fee is recorded for the warrants. As a result, the $40.28 registration fee paid for the placement agent’s warrants should have been fully allocated to the line item for the Common Stock issuable upon exercise of the placement agent’s warrants described in paragraph (f) above, and not the placement agent’s warrants line item described in paragraph (e) above.

At the time the 2016 Registration Statement was declared effective, each unit was being offered for $0.08, with a maximum number of 50,000,000 units being offered for gross proceeds of $4,000,000, and the exercise price of each of the warrants included as part of the units and the placement agent’s warrants was $0.08 per share. As disclosed on a 424(b) prospectus dated March 11, 2016 and filed by the Company, the unit offering price was subsequently decreased to $0.06 per unit, with a new maximum number of 66,666,667 units being offering for gross proceeds of $4,000,000, with the exercise price for the warrants included as part of the units and the placement agent’s warrants remaining the same.

As disclosed on page 29 of Amendment 8, on March 11, 2016, April 6, 2016, and April 15, 2016, the Company issued an aggregate of 25,495,835, 3,083,334 and 1,437,501 of units for an aggregate purchase price of $1,529,750, $185,000, and $86,200, respectively. While the Company offered the units in the 2016 Equity Offering for $0.06 per unit, due to a clerical error the Company sold 1,437,501 units on April 15, 2016 for $0.59965 per unit, resulting in total proceeds of $86,200, instead of selling 1,436,667 units for $0.06 per unit. The Company also issued to the placement agent for the 2016 Equity Offering 3,001,667 Class L warrants, or 10% of the number of units sold to investors in the 2016 Equity Offering, each with an exercise price of $0.08 per share.

The Company respectfully advises the Staff that the full amount of the filing fee that was owed to the Staff under the 2016 Registration Statement based on the amount of securities actually sold in the 2016 Equity Offering and warrants actually issued as compensation to the placement agent for the 2016 Equity Offering, and based on Sections 240.05 and 240.06 of the Division’s Securities Act Rules Compliance and Disclosure Interpretations, was $447.36, allocated as follows:

(a)
$181.36 allocated to the line item for the units, calculated as follows: 30,016,670 units sold multiplied by the $0.06 per unit price for an aggregate offering price of $1,801,000.20, multiplied by the $100.70 per million dollars fee rate then in effect for fiscal year 2016;

(b)
$0.00 allocated to the line item for the Common Stock included as part of the units;

(c)
$0.00 allocated to the line item for the warrants included as part of the units;

(d)
$241.81 allocated to the line item for the Common Stock underlying the warrants, calculated as follows: 30,016,670 warrants issued as part of the units sold multiplied by an exercise price of $0.08 per share for an aggregate offering price of $2,401,333.60, multiplied by the $100.70 per million dollars fee rate then in effect for fiscal year 2016;

(e)
$0.00 allocated to the line item for the placement agent’s warrants to acquire Common Stock; and

(f)
$24.18 allocated to the line item for the Common Stock issuable upon exercise of the placement agent’s warrants, calculated as follows: 3,001,667 warrants issued to the placement agent multiplied by an exercise price of $0.08 per share for an aggregate offering price of $240,133.36, multiplied by the $100.70 per million dollars fee rate then in effect for fiscal year 2016.

December 6, 2018

The Company acknowledges to the Staff that, as described above, it paid only $443.08 in filing fees for the 2016 Equity Offering and the warrants issued as compensation to the placement agent for the 2016 Equity Offering, and that the Company therefore underpaid the filing fee due to the SEC by an amount of $4.28.

The Company further acknowledges to the Staff that an incorrect amount of placement agent warrants were de-registered in the post-effective amendment to the 2016 Registration Statement filed on September 23, 2016. The post-effective amendment stated that the Company had issued $180,100 of warrants to the placement agent in the 2016 Equity Offering and therefore deregistered $219,900 of placement agent warrants from the $400,000 total offering amount included in the 2016 Registration Statement. The actual warrants issued to the placement agent in the 2016 Equity Offering in fact totaled $240,133.36, based on 3,001,667 Class L warrants issued with a $0.08 exercise price, and only $159,867 should have been de-registered in such post-effective amendment.

6.
From the last sentence of your response to prior comment 5, it is unclear whether you are intending to register the exercise of the warrants or the resale of the underlying shares. Please clarify.

The Company acknowledges the Staff’s comment and confirms to the Staff that the Company is intending to register the resale by the selling stockholders of the Common Stock issuable upon the exercise of warrants.

If you have any questions about this letter, please do not hesitate to call me at (415) 268-7096 or Dave Lynn at (202) 778-1603.

Very truly yours,

/s/ Murray Indick

Murray Indick

cc:
Kevin A. Richardson III, Acting Chief Executive Officer, SANUWAVE Health, Inc.
Lisa Sundstrom, Chief Financial Officer, SANUWAVE Health, Inc.